Arotech Corporation 1229 Oak Valley Drive Ann Arbor, Michigan 48108 Tel: (800) 281-0356 Fax: (734) 761-5368 http://www.arotech.com Nasdaq National Market: ARTX

July 26, 2011

VIA EDGAR AND FACSIMILE
1-703-813-6985

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3030
Washington, D.C. 20549

Attention:  Mr. Brian Cascio, Accounting Branch Chief

Re:	Arotech Corporation
Form PRE 14A
Filed June 13, 2011
File No. 000-23336

Dear Mr. Cascio:

This letter sets forth the responses of Arotech Corporation (“we” or the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated July 21, 2011, with respect to the filing by the Company of the above-referenced preliminary proxy statement on June 13, 2011.

Proposal Number 3 – Quasi-Reorganization, page 7

The Company held its last annual meeting on August 9, 2010. As a Delaware corporation, the Company is subject to the Delaware General Corporation Law, Section 203(c) of which provides that the failure of the Company to hold its annual within thirteen months of its last annual meeting could result in an action against the Company in Delaware Chancery Court. Accordingly, and in view of the Company’s need to finalize its proxy statement in time to allow for an annual meeting in compliance with Delaware law, the Company has decided to withdraw this proposal for this year, and will consider submitting such a proposal to its shareholders at some future date, in which case the Company would allow more time for the Staff’s review process.

Inasmuch as the Staff had no comments to any section of the preliminary proxy statement other than comments that related to the proposed quasi-reorganization proposal, and since in the absence of this proposal the Company would have had no obligation to file a preliminary proxy at all, the Company proposes to file a definitive proxy statement – with all references to the quasi-reorganization deleted – on the date on which it mails its Notice of Internet Availability of Proxy Materials to its shareholders. The only differences between the definitive proxy statement to be filed and the preliminary proxy statement previously filed will be (i) the elimination of all references to the quasi-reorganization proposal, (ii) replacement of old record, meeting and mailing dates with new dates, and (iii) updating of shareholdings to the new record date.

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for the opportunity to respond to your comments. If you need any additional information after reviewing the above, you can contact me at 734-761-5836. You may also contact our general counsel, Yaakov Har-Oz, who can be reached at 011-972-54-646-4808.

Sincerely,

Thomas J. Paup
Chief Financial Officer

cc:	Leigh Ann Schultz (by EDGAR)
Robert S. Ehrlich
Yaakov Har-Oz, Esq.
Steven M. Skolnick, Esq.